UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  F O R M   11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1999



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES

                            (Full title of the Plan)



                            NATIONAL FUEL GAS COMPANY
          (Name of issuer of the securities held pursuant to the Plan)



                  10 Lafayette Square, Buffalo, New York 14203
                     (Address of principal executive office)

                              REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Index on page 4.

(2)     Signature

(3)     Exhibits

           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                       FINANCIAL STATEMENTS AND SCHEDULES
                       ----------------------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                                                            Page
                                                           Number
                                                           ------

Report of Independent Accountants                               1

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 1999                                  2

  Statement of Net Assets Available for Plan
  Benefits at December 31, 1998                                  3

  Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 1999 with Comparative Totals
  for the Year Ended December 31, 1998                           4

  Notes to Financial Statements                               5 - 7

Supplemental Schedules:

  Schedule of Assets Held for Investment
  at December 31, 1999                                           8

  Schedule of Reportable Transactions for the
  Year Ended December 31, 1999                                   9

                        Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

We have audited the accompanying statements of net assets available for Plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 1999, and the related statement of changes in net assets available for Plan benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of and for the year ended December 31, 1998 were audited by other auditors whose report dated June 24, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 1999 and the changes in net assets available for Plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Freed Maxick Sachs & Murphy, PC
June 23, 2000
Buffalo, New York



                            NATIONAL FUEL GAS COMPANY

                            TAX-DEFERRED SAVINGS PLAN

                             FOR NON-UNION EMPLOYEES

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1999


                                             Employer            Participant             Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              1999
                                       ---------------------- ------------------- -------------------
Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $41,281,621         $17,868,141      $59,149,762

   Vanguard Retirement Savings Trust                       -           7,974,955        7,974,955

   Vanguard 500 Index Fund                                 -          45,426,233       45,426,233

   Vanguard Extended Market Index
     Fund                                                  -             431,253          431,253

   Vanguard Pacific Stock Index Fund                       -           2,637,446        2,637,446

   Vanguard European Stock Index Fund                      -           5,095,042        5,095,042

   Vanguard Prime Money Market Fund                        -           5,124,376        5,124,376

   Vanguard Total Bond Market Index
     Fund                                                  -           4,204,930        4,204,930

   Participant Loan Account                                -           2,992,616        2,992,616
                                       ---------------------- ------------------- -------------------

                                                  41,281,621          91,754,992      133,036,613

Receivables:
   Employer Contributions                            196,182                   -          196,182

   Participant Contributions                               -             353,316          353,316
                                       ---------------------- ------------------- -------------------

Net Assets Available for Plan
Benefits                                         $41,477,803         $92,108,308     $133,586,111
                                       ====================== =================== ===================


    The accompanying notes are an integral part of these financial statements



                            NATIONAL FUEL GAS COMPANY

                            TAX-DEFERRED SAVINGS PLAN

                             FOR NON-UNION EMPLOYEES

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1998

                                             Employer            Participant             Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              1998
                                       ---------------------- ------------------- ---------------------
Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $38,927,759         $16,251,588           $55,179,347

   Vanguard Retirement Savings Trust                       -           7,486,943             7,486,943

   Vanguard 500 Index Fund                                 -          38,220,611            38,220,611

   Vanguard Pacific Stock Index Fund                       -           1,369,751             1,369,751

   Vanguard European Stock Index Fund                      -           4,839,265             4,839,265

   Vanguard Prime Money Market Fund                        -           4,550,586             4,550,586

   Vanguard Total Bond Market Index
     Fund                                                  -           4,403,824             4,403,824

   Participant Loan Account                                -           2,848,848             2,848,848
                                       ---------------------- ------------------- ---------------------

                                                  38,927,759          79,971,416           118,899,175

Receivables:

   Employer Contributions                            186,108                   -               186,108

   Participant Contributions                               -             359,191               359,191
                                       ---------------------- ------------------- ---------------------

Net Assets Available for Plan
Benefits                                         $39,113,867         $80,330,607          $119,444,474

                                       ====================== =================== =====================


    The accompanying notes are an integral part of these financial statements



                            NATIONAL FUEL GAS COMPANY

                            TAX-DEFERRED SAVINGS PLAN

                             FOR NON-UNION EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

 FOR THE YEAR ENDED DECEMBER 31, 1999 (WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1998)


                                                                                   Total all Investments Combined
                                             Employer            Participant      ----------------------------------
                                             Directed              Directed                 December 31,
                                            Investments          Investments           1999              1998
                                       ---------------------- ------------------- ---------------- -----------------
Investment Income From National Fuel
Gas Company Common Stock Funds                    $1,553,793            $693,530       $2,247,323        $2,061,955

Interest Income                                            -             690,453          690,453           653,908

Investment Income from Mutual Funds                        -           1,449,352        1,449,352         1,200,446
                                       ---------------------- ------------------- ---------------- -----------------

     Total Investment Income                       1,553,793           2,833,335        4,387,128         3,916,309

Net Appreciation in Fair Value of
Investments                                        1,065,252           9,303,427       10,368,679         4,746,378

Employer Matching Contributions                    2,332,648                   -        2,332,648         2,340,437

Participant Contributions                                  -           4,863,723        4,863,723         5,194,940

Participant Purchase and Loan Fees                         -             (11,625)         (11,625)           (9,545)

Rollovers and Other Individual
Transfers In                                          59,662             312,245          371,907             4,014

Payments to Participants or
Beneficiaries                                     (2,655,527)         (5,515,296)      (8,170,823)       (4,844,597)

Transfers (to)/from Associated Funds                   8,108             (8,108)                -                 -
                                       ---------------------- ------------------- ---------------- -----------------

Increase in Net Assets Available for
Plan Benefits                                      2,363,936          11,777,701       14,141,637        11,347,936

Net Assets Available for Plan
Benefits:

     Beginning of Year                            39,113,867          80,330,607      119,444,474       108,096,538
                                       ---------------------- ------------------- ---------------- -----------------

     End of Year                                 $41,477,803         $92,108,308     $133,586,111      $119,444,474
                                       ====================== =================== ================ =================

    The accompanying notes are an integral part of these financial statements

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

         General:
         -------

         The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

         Eligibility and Participation:
         -----------------------------

         Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are three groups of non-union employees who are eligible to participate in the Plan. Participant and employer contributions vary by group.

         Contributions:
         -------------

         Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 15% (19% effective February 1, 2000), depending on participant group. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant's base salary, depending on his/her participant group, years of service and rate of salary reduction contributions.

         For certain employees, employer matching contributions are contributed first to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") to the extent permitted under the Thrift Plan and then the remainder, if any, is contributed to the Plan.

         "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $10,000 for 1999 and increased to $10,500 for 2000.

         Participants' accounts, including all salary reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

         Employer Matching Contributions:
         -------------------------------

         Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

         Withdrawals, Loans and Distributions:
         ------------------------------------

         Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

         Participant Accounts:
         --------------------

         Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Administration:
         --------------

         National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

         Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify, in whole or part, the Plan at any time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         Basis of Accounting and Valuation:
         ---------------------------------

         The accounts of the Plan are maintained on the accrual basis. National Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at net asset value at year-end. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

         Use of Estimates:
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Administrative expenses:
         -----------------------

         Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $17,745 and $17,063, respectively for services rendered in connection with the Plan and Trust for the years ended December 31, 1999 and December 31, 1998. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES
---------------------

         The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST
----------------------------

         The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 5 - INVESTMENTS
--------------------

         As of December 31, 1999 and 1998, the following investments comprised more than 5% of Plan assets:

                                                                     1999             1998
                                                                     ----             ----

         National Stock Fund A                                   $17,868,141       $16,251,588
         National Stock Fund B (Non-Participant Directed)         41,281,621        38,927,759
         Vanguard 500 Index Fund                                  45,426,233        38,220,611
         Vanguard Retirement Savings Trust                         7,974,955         7,486,943


         The net appreciation (depreciation) in fair value of investments for the years ended December 31, 1999 and 1998 are as follows:


                                                                      For the Year Ended
                                                                        December 31,
                                                                     1999             1998
                                                                     ----             ----

         National Stock Fund A                                 $    911,593         $(1,118,719)
         National Stock Fund B (Non-Participant Directed)         1,065,252          (2,830,535)
         Vanguard 500 Index Fund                                  7,178,863           7,754,241
         Vanguard Extended Market Index Fund                         38,372                   -
         Vanguard Pacific Stock Index Fund                          857,471              19,612
         Vanguard European Stock Index Fund                         611,593             853,110
         Vanguard Total Bond Market Index Fund                     (294,465)             68,669
                                                               ------------       -------------
                                                                 $10,368,679         $4,746,378



                                                                                                         SCHEDULE I

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                -------------------------------------------------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     --------------------------------------

                                DECEMBER 31, 1999
                                -----------------

                                             (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
            Borrower, Lessor                     of Interest, Collateral, Par                                (e) Current
(a)         or Similar Party                     or Maturity Value                            (d) Cost           Value
---     -----------------------             ----------------------------------------          --------       ------------
 *      National Fuel Gas Company
         Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,075,099 units)                                    $ 17,868,141
           National Fuel Gas Company        Stock Fund B (2,483,852 units)                    $27,818,044       41,281,621
                                                                                                              ------------
                                            Total National Fuel Gas Company

                                              Stock Funds                                                       59,149,762
                                                                                                              ------------

        Mutual Funds (1):
 *         Vanguard Group of                500 Index Fund
             Investment Companies             (335,670 units)                                                   45,426,233

           Vanguard Group of                Extended Market Index Fund
             Investment Companies             (11,633 units)                                                       431,253

 *         Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (215,830 units)                                                    2,637,446

 *         Vanguard Group of                European Stock Index Fund
             Investment Companies             (176,727 units)                                                    5,095,042

 *         Vanguard Group of                Prime Money Market Fund
             Investment Companies             (5,124,376 units)                                                  5,124,376

 *         Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (439,846 units)                                                    4,204,930
                                                                                                              ------------
                                            Total Vanguard Mutual Funds                                         62,919,280
                                                                                                              ------------

        Common/Collective Trust (2):
 *         Vanguard Group of                Retirement Savings Trust
             Investment Companies             (7,974,955 units)                                                  7,974,955

 *      National Fuel Gas Company
           Tax Deferred Savings Plan
           For Non-Union Employees          Participant Loan Account                                             2,992,616
                                                                                                              ------------

                                            TOTAL ASSETS HELD FOR INVESTMENT                                  $133,036,613
                                                                                                              ============

 * Denotes known party-in-interest to the Plan.

(1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(2) The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.





                                                                                                                     SCHEDULE II
                                                       NATIONAL FUEL GAS COMPANY
                                           TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1999



                           (b) Description of
                                Asset (include
                                Interest Rate                                                   (f) Expense
(a) Identity of                 and Maturity    (c) Purchase      (d) Selling      (e) Lease         Incurred with    (g) Cost of
     Party Involved             in Case of Loan)     Price             Price            Rental       Transaction           Asset
-----------------------------------------------------------------------------------------------------------------------------------

Purchase Transactions
---------------------

National Fuel Gas
Company                    Stock Fund B          $3,955,951        $        -      $       -         $       -          $3,955,951


Sale Transactions
-----------------

National Fuel Gas
Company                    Stock Fund B                   -         2,667,342              -                 -           1,756,426




                                                                  SCHEDULE II

                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

(h) Current Value
    of Asset on
    Transaction      (i)  Net Gain
    Date                  or (Loss)
--------------------------------------

Purchase Transactions
---------------------


  $3,955,951            $      -


Sale Transactions
-----------------

   2,667,342             910,916

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NATIONAL FUEL GAS COMPANY
                                   TAX DEFERRED SAVINGS PLAN
                                   FOR NON-UNION EMPLOYEES
                                        (Name of Plan)





                                   By /s/ Joseph P. Pawlowski
                                      ------------------------------------
                                      Joseph P. Pawlowski
                                      Treasurer and Principal Accounting
                                      Officer of National Fuel Gas Company,
                                      Member of the Tax-Deferred Savings
                                      Plan Committee


Date:   June 28, 2000

                                 EXHIBIT INDEX


          Exhibit Number                Description of Exhibit

               (1)                      Consent of Independent
                                         Accountants